SUB-ITEM 77C

Shareholder Meeting

On June 7, 2004, the Board of Directors of the Fund approved an Agreement and Plan of Reorganization. At a special meeting of shareholders of General Securities Incorporated (the “Corporation”) on September 29, 2004, the shareholders voted to approve the following proposals:

Proposal No. 1 - To approve an agreement and plan of reorganization between the Corporation and Kopp Funds, Inc., on behalf of the Kopp Total Quality Management Fund (the “Kopp Fund”), whereby the Kopp Fund will acquire substantially all of the assets and the stated liabilities of the Corporation in exchange for the Kopp Fund’s Class I shares, which will be distributed by the Corporation to the holders of its shares in complete liquidation of the Corporation.

At the meeting, shareholders approved Proposal No. 1 as follows:

For	Against	Abstain
890,303.951	46,006.153	33,205.721

Proposal No. 2 - To approve a new advisory agreement between Kopp Investment Advisors, LLC and the Kopp Fund.

At the meeting, shareholders approved Proposal No. 2 as follows:

For	Against	Abstain
872,366.645	46,006.153	51,143.027